GENESIS LEASE LIMITED ANNOUNCES FIRST QUARTER 2008 RESULTS

Q1 Rental Revenues Increased 33.6% to $54.1 Million

Q1 EBITDA Increased 25.0% to $48.0 Million

Unchanged Quarterly Dividend Anticipated at $0.47 Per Share

SHANNON, Ireland, April 30, 2008 – Genesis Lease Limited (NYSE:GLS – News) today announced its financial results for the first quarter ended March 31, 2008.

For the quarter ended March 31, 2008, rental revenues were $54.1 million, compared to $40.5 million for the same period in 2007, an increase of 33.6%. The increase in rental revenues was primarily the result of the acquisition of an additional 12 aircraft in 2007, whereby Genesis increased its portfolio from 41 aircraft on January 1, 2007 to 53 aircraft on March 31, 2008.

Net income was $9.9 million ($0.27 per share), including a pre-tax charge of $1.8 million relating to the termination of two leases with Aloha Airlines following the airline’s bankruptcy. The components of this charge were $0.5 million in costs related to the recovery of both aircraft and a non-cash charge of $1.3 million primarily related to the write-off of lessee-specific capital improvements on one aircraft, which were previously incurred and capitalized on commencement of the lease in 2002. Excluding this charge, net income was $11.5 million ($0.32 per share) compared to $11.0 million ($0.31 per share) for the same quarter last year, the company’s first full quarter of operations. In addition, the current quarter includes the amortization of deferred financing costs of $1.1 million in connection with the closing of the company’s $1 billion credit facility in April 2007 and higher selling, general and administrative expense which includes the cost of staff additions, both of which support the future development of the business.

For the quarter ended March 31, 2008, EBITDA was $48.0 million, compared to $38.4 million for the same period in 2007, an increase of 25.0%. Genesis defines EBITDA as net income before provision for income taxes, interest, depreciation and amortization. EBITDA is a key measure of the company’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Please read “Reconciliation of Non-GAAP Financial Measure – EBITDA” for a description of EBITDA and a reconciliation of net income to EBITDA.

Other liabilities increased during the quarter by $38.3 million. This increase is due to the movement in the fair value of interest rate swaps following recent reductions in interest rates. The fair value of the swaps reflected in Other liabilities was $69.1 million as at March 31, 2008. The company uses swaps to hedge interest rate exposures and applies hedge accounting treatment to those swaps. As a result, the fair value of the swaps is recognized on balance sheet and also recorded in other comprehensive income. The company has no obligation to post cash collateral in respect of these swaps.

John McMahon, Chief Executive Officer of Genesis, said, “When developing our business strategy, we were very conscious of the fact that air transportation’s long history of growth and strong future prospects is allied to cyclicality and is inextricably linked to the broader economic environment. The first quarter of 2008 has seen continuing turbulence in the financial markets, reduced global economic growth expectations and record high oil prices. This has resulted in a number of airline bankruptcies, mainly in the US. Although not immune to these developments, our business strategy is structured to deal with such challenges. First, we focus on young, fuel-efficient, new-generation aircraft that remain in high demand. Second, we have a well diversified customer base, with limited exposure to any single customer or geographic region. Third, we maintain a portfolio of staggered lease contract maturities stretching out to 2019 that gives us tremendous visibility into our future cash flows. Fourth, we are uniquely positioned to leverage the worldwide platform of GE Commercial Aviation Services, who service our leases, allowing us to focus on growing the business. Finally, we are financially disciplined with no refinancing obligations for at least the next couple of years, no unfunded contractual commitments and funding capacity of more than $750 million to support continued growth of the business.”

Mr. McMahon added, “Demand and lease rates for the type of aircraft that we are focused on remains strong. Furthermore, we believe that the current economic outlook may actually result in more attractive aircraft acquisition opportunities for Genesis than were available last year.”

Mr. McMahon concluded, “Apart from the two aircraft formerly leased to Aloha Airlines, all of our aircraft with lease maturities in 2008 and 2009 have been re-contracted for lease terms averaging 82 months, at lease rentals that, in aggregate, are 9% higher than the previously contracted levels. The Aloha aircraft have already been returned and we are confident that these highly desirable, Boeing 737 Next Generation models will be re-leased in a timely fashion, at attractive lease rates.”

In line with its dividend policy, Genesis anticipates paying a dividend, subject to board approval, for the first quarter in an amount of $0.47 per share, in June 2008.

Aircraft Acquisition and Leasing Activities

As stated above, all aircraft whose contracted leases expire in 2008 and 2009 have been re-leased.

On March 21, 2008, Aloha Airlines filed for protection under US bankruptcy laws and ceased passenger operations on March 31, 2008. Genesis had two Boeing 737-700 aircraft on lease to Aloha. Both of these leases have been terminated. GECAS, as the servicer for Genesis’s aircraft portfolio, has taken possession of these aircraft and advanced re-lease negotiations are underway which may result in the incurrence of additional maintenance costs in the second quarter of the year.

As of March 31, 2008, the remaining 51 of the 53 aircraft in Genesis’s portfolio are subject to leases. All of those leases are performing and generating rents, as expected under the respective lease agreements.

Historical Aircraft Portfolio Data

Date	Aircraft
December 31, 2006	41
June 30, 2007	41
September 30, 2007	52
December 31, 2007	53
March 31, 2008	53

About Genesis Lease Limited

Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Shannon, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GECAS to service its portfolio of leases, allowing management to focus on executing its growth strategy.

Genesis’s common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol “GLS.”

Conference Call and Webcast

Genesis will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Wednesday, April 30, 2008, at 2:00pm (IST) / 9:00 am (Eastern time) / 6:00am (Pacific time).

Participants should call 877-440-5803 (United States/Canada) or 719-325-4871 (International) and request the Genesis Lease call or utilize the confirmation code 8519964. A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 888-203-1112 (United States/Canada) or 719-457-0820 (International) and enter confirmation code 8519964. The recording will be available from 12:00 pm (EST) on Wednesday, April 30, 2008 through Wednesday, May 7, 2008 at 11:59 p.m. (EST). A live broadcast of the earnings conference call will also be available via the Internet at http://www.genesislease.com under “Investor Relations.” The webcast will be archived on the site for one year.

The Genesis Lease Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3178

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for the company’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Genesis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

GENESIS LEASE LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	March 31, 2008
		(unaudited)
	(USD in thousands)
ASSETS
Cash and cash equivalents	$30,101	$36,217
Restricted cash	32,982	32,703
Accounts receivable	3,911	886
Other assets	22,555	22,584
Flight equipment under operating leases, net	1,555,809	1,543,001
Fixed assets, net	1,024	1,758
Deferred income taxes	28,787	31,479
Total Assets	$1,675,169	$1,668,628

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$17,207	$11,515
Other liabilities	64,662	102,975
Long-term debt
Securitization notes	810,000	810,000
Credit facility	240,961	240,961
Total Long-term debt	1,050,961	1,050,961
Total Liabilities	1,132,830	1,165,451

Commitments and contingencies	—	—

Shareholders’ equity:
Par value $0.001 U.S. dollars per share; 500,000,000 shares authorized, 36,069,069 and 36,130,469 shares issued and outstanding at December 31, 2007 and March 31, 2008, respectively	$36	$36
Additional paid-in capital	585,411	585,513
Accumulated other comprehensive loss	(28,325)	(60,461)
Accumulated deficit	(14,783)	(21,911)
Total shareholders’ equity	542,339	503,177
Total liabilities and shareholders’ equity	$1,675,169	$1,668,628

GENESIS LEASE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended March 31,
	2007	2008
	(USD in thousands)
Revenues:
Rental of flight equipment	$40,483	$54,069
Other income	1,729	612
Total revenues	42,212	54,681
Expenses:
Depreciation	14,082	20,097
Interest	11,606	16,779
Maintenance	—	490
Selling, general and administrative	3,946	6,231
Total operating expenses	29,634	43,597
Income Before Taxes	12,578	11,084
Provision for income taxes	1,572	1,229
Net Income	$11,006	$9,855

Basic and diluted earnings per share	$0.31	$0.27

Reconciliation of Non-GAAP Financial Measure – EBITDA

EBITDA is a measure of operating performance and liquidity that is not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. Genesis defines EBITDA as net income before provision for income taxes, interest and depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Management uses EBITDA as a financial measure to evaluate the consolidated financial and operating performance and liquidity of the business that, when viewed with GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting Genesis’s business than GAAP measures alone. EBITDA assists Genesis in comparing its operating performance on a consistent basis as it removes the impact of its capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of the management team (taxes) from its operating results. EBITDA also assists Genesis in comparing its liquidity on a consistent basis by providing a measure to demonstrate cash flow available for the payment of interest and dividends. EBITDA is presented in this press release because Genesis believes that EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and of debt service and dividend paying capacity. Accordingly, EBITDA is one of the metrics used by management and the board of directors to review Genesis’s financial performance and liquidity.

EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. In evaluating EBITDA, investors should be aware that in the future Genesis may incur expenses similar to the adjustments described above. In particular, Genesis expects that depreciation of flight equipment and interest expense will continue to represent the substantial portion of its operating expenses. Therefore, the use of EBITDA as a measure of operating performance and liquidity is limited by the exclusion of a majority of Genesis’s operating expenses from the measure. The following presentation of EBITDA should not be construed as an implication that future results will be unaffected by expenses that are unusual, non-routine or non-recurring items. Investors are urged to review the GAAP financial measures included in this earnings release and Genesis’s public filings, and to not rely on any single financial measure to evaluate its business.

RECONCILIATION OF NET INCOME TO EBITDA FOR

THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2008

	Three Months Ended March 31,
	2007	2008
	(USD in thousands)
Net income	$11,006	$9,855
Provision for income taxes	1,572	1,229
Depreciation and amortization	14,343	21,582
Interest (i)	11,473	15,323
EBITDA	$38,394	$47,989
(i)	“Interest” excludes the amortization of deferred financing costs, which are reflected under “Depreciation and amortization.”